Exhibit 99.1

Brooge Energy to Host Financial Results and Shareholder Update Conference Call on Monday, November 30th at 8 a.m. ET

Company has filed its financial results for the six months ended June 30, 2020 with the SEC on Friday, November 27th

NEW YORK, Nov. 27, 2020 (GLOBE NEWSWIRE) -- Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”), will host a conference call on Monday, November 30, 2020 at 8 a.m. Eastern time / 5:00 p.m. UAE time to discuss its financial results for the six months ended June 30, 2020 and provide a shareholder update. Following management’s prepared remarks there will be a question and answer session to address any queries investors have regarding the Company’s reported results.

The Company, today, Friday, November 27, 2020 has submitted its six month financials results to the SEC.

Conference Call Information

Date:	November 30, 2020
Time:	8:00 a.m. ET / 5:00 p.m. UAE
Dial-in numbers:	+1 877-425-9470 (U.S.), 800 035 703 290 (UAE), +1-201-389-0878 (International)
Instructions:	Request the “Brooge Energy Call” or Conference ID: 13713748
Live webcast:	http://public.viavid.com/player/index.php?id=142593

A dial-in replay of the call will also be available, to those interested, until December 7, 2020. To access the replay, dial +1 844-512-2921 (United States) or +1 412-317-6671 (International) and enter replay pin number: 13713748.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s, BPGIC III’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com or
Investor.relations@bpgic.com